SECU[...] 04017082 [...]MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33862 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2003 AND ENDING MARCH 31, 2004
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RODMAN & RENSHAW, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 MADISON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 2 8 2004 WASH. DC SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 8 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, THOMAS G. PINOU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RODMAN & RENSHAW LLC, as of MARCH 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AGNIESZKA CHROSTOWSKA
Notary Public, State of New York
No. 01CH6077943
Qualified in Queens County
Commission Expires July 22, 2006

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RODMAN & RENSHAW, LLC
# (FORMERLY RODMAN & RENSHAW, INC.)

## STATEMENT OF FINANCIAL CONDITION

March 31, 2004

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ 5,904,655 | |
| Securities owned: | | |
| Marketable, at market value | 48,010 | |
| Non-marketable, at fair value | 435,754 | |
| Private placement fee receivable | 939,311 | |
| Due from clearing broker | 642,851 | |
| Prepaid expenses and other assets | 73,806 | |
| Deposit with clearing broker | 100,000 | |
| Property and equipment, net | 93,592 | |
| Security deposits | 69,744 | |
| TOTAL ASSETS | | $ 8,307,723 |

*The accompanying notes are an integral part of these financial statements.*

# RODMAN & RENSHAW, LLC
# (FORMERLY RODMAN & RENSHAW, INC.)

## STATEMENT OF FINANCIAL CONDITION

March 31, 2004

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Securities sold, not yet purchased, at market value | $ 211,693 | |
| Accounts payable and accrued expenses | 4,232,930 | |
| Due to related party | 235,054 | |
| Due to parent | 724,421 | |
| TOTAL LIABILITIES | | $ 5,404,098 |
| COMMITMENTS AND CONTINGENCIES | | |
| MEMBER'S EQUITY | | 2,903,625 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | | $ 8,307,723 |

*The accompanying notes are an integral part of these financial statements.*